Exhibit 6.1

JOINT DEVELOPMENT AGREEMENT

This Joint Development Agreement (this “Agreement”) is entered into on May 7, 2024 (the “Effective Date”), by and among Green Coffee Company Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“GCC”), and Promotora de Café Colombia S.A., a corporation organized under the laws of the Republic of Colombia (“Procafecol”). GCC and Procafecol are individually referred to in this Agreement as a “Party” and, together, as the “Parties”.

RECITALS

Whereas, the National Coffee Fund (hereinafter, the “FoNC”) is a parafiscal account formed with public resources, with the purpose of promoting efficient, sustainable and globally competitive coffee farming.

Whereas, the Juan Valdez® Brand (defined below), in its different applications and presentations, is comprised of well-known Trademarks (defined below) registered by the Federación Nacional de Cafeteros de Colombia, a non-profit association organized under the laws of the Republic of Colombia, in its capacity as administrator of the FoNC (the “Federation”).

Whereas, in accordance with the Federation´s authority to grant rights of use to the Trademarks, Procafecol and the Federation entered into (i) the Trademark Use License Agreement No. 329 of 2007 (the “License Agreement No. 329”) by which the Federation granted Procafecol the right to use the Juan Valdez® Brand and its trademark applications to develop the “Retail Project”, understood as the business project that aims to satisfy the consumption of packaged coffee and related products in supermarkets or department stores and other similar commercial establishments habitually and professionally engaged in the sale of retail products, and (ii) the Trademark Use License Agreement No. 089 of 2007 (the “License Agreement No. 089” and together with the License Agreement No. 329, the “License Agreements”) by which the Federation granted Procafecol the right to use the Juan Valdez® Brand and its trademark applications to develop the “Institutional Project”, understood as the business project that aims to satisfy the consumption of coffee and related products among hotels, restaurants, catering, offices, airlines and other food service clients.

Whereas, according to the License Agreements, in order to seek an efficient penetration in international markets, Procafecol may enter into agreements for joint development previously approved by the Trademarks and Patents Committee of the Federation (approval that will refer to the characteristics of the contracting party and/or its partners and to the clauses in which the content of the agreement is expressed), after examination of each case by the Commission on Business with Third Parties (established pursuant to the License Agreements and comprised of two delegates from the Federation and one delegate from Procafecol).

Whereas, the license to use the Juan Valdez® Brand regulated under the License Agreements, requires the use of 100% Colombian green coffee that must be acquired from the Federation by Procafecol or by third parties authorized by Procafecol for subsequent transformation by Procafecol or by whoever it designates.

WHEREAS, the license to use the Juan Valdez® Brand regulated under the License Agreements, further requires any Person (defined below) involved in the roasting of Juan Valdez coffee to meet certain roasting requirements and to obtain the license from the Federation to use the “Café de Colombia®” logo (“100% Colombian coffee®”).

WHEREAS, GCC holds relevant experience and direct investments in the activities of cultivation, production, threshing, processing and export of differentiated and high-quality Colombian coffees and will manufacture, directly and/or through one or more Roasters, and market, sell and distribute, directly and/or through one or more Brokers and/or Distributors, the Authorized Products (defined below) solely through the Authorized Channels (defined below) in the Authorized Territory (defined below).

Whereas, the 100% Colombian green coffee to be used to manufacture the Authorized Products under this Agreement must be procured from the Federation by GCC under the terms of that certain Green Coffee Supply Agreement by and between the Federation, GCC and Agrosura S.A.S. dated as of May 7, 2024 (the “Supply Agreement”), attached hereto as Annex A.

Whereas, after examination by the Commission on Business with Third Parties, the Trademarks and Patents Committee of the Federation authorized the execution of this Agreement at a meeting held on April 10, 2024, pursuant to the License Agreements.

Whereas, the Board of Directors of Procafecol authorized the execution of this Agreement at a meeting held on April 11, 2024, pursuant to the bylaws of Procafecol.

NOW, THEREFORE, in consideration of the above recitals, the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties enter into this Agreement, in accordance with the terms set out below:

AGREEMENT

1.            DEFINED TERMS. Capitalized terms not otherwise defined herein shall have the meanings assigned below:

“Affiliate” means, with respect to any specified Person, any other Person who, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. “Control” refers to the power to direct or cause direction of a Person’s management and policies, whether through ownership of voting shares, by contract, or otherwise.

“ATL” means “above-the-line advertising,” including disseminating via mass-media like commercials, newspaper and ads.

“Authorized Channels” refers to the approved avenues through which Authorized Products are sold and delivered to end customers or consumers such as (1) “Retail” meaning traditional brick-and-mortar outlets such as supermarkets, convenience stores, grocery stores, hypermarkets, specialty stores, department stores and other similar commercial establishments (including their digital sales) where products are sold directly to consumers for their personal use; as well as e-commerce platforms (including social media) engaged in the marketing and sale of retail products within the Authorized Territory, other than the Retail Customers, and other than the E-Commerce Platforms; and (2) “Institutional” meaning non-retail entities that purchase products in bulk for use within their own operations or for provision as part of their services within the Authorized Territory. This includes hotels, restaurants, military, governments, hospitals, food distributors, cafes, airlines and other corporate, governmental, or business clients, other than the Institutional Customers. For sake of clarity, the meaning of the Retail Authorized Channel shall be aligned in accordance with the definition of “Retail Project” set forth in License Agreement No. 329, as amended from time to time, and the meaning of the Institutional Authorized Channel shall be aligned in accordance with the definition of “Institutional Project” set forth in License Agreement No. 089, as amended from time to time.

“Authorized Product(s)” refers, collectively, to (i) the 100% Colombian roasted coffee, packaged and identified with the Juan Valdez® Brands, and (ii) any other products approved by Procafecol from time to time under this Agreement. The initial list of Authorized Products, as of the Effective Date, is set forth in Annex E of this Agreement which may be updated upon the mutual agreement of the Parties.

“Authorized Territory” means, collectively, (i) the United States of America (including the Commonwealth of Puerto Rico) and (ii) Canada.

“Broker” means any individual or legal entity (other than employees or Affiliates of GCC) engaged in the facilitation of introductions and establishment of relationships between GCC and third parties, including but not limited to Distributors and Authorized Channels, for the purposes of negotiating or consummating distribution agreements or purchase agreements for the Authorized Products. The Broker shall act solely as an intermediary and will not have the authority to enter into any contracts or obligations on behalf of the Parties.

“Brokers’ Requirements” means the minimum requirements to be followed and achieved by each Broker during the marketing, storage, sale, and distribution of the Authorized Products as set forth in Annex F hereto.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“BTL” means “below-the-line advertising,” including direct contact media like the internet, direct mail, and call centers.

“Confidential Information” means non-public data or information in any form disclosed by one Party to the other Party by any means, including non-public information regarding a Party’s financial condition and financial projections, business and marketing plans, product plans, product formulas, the results of product testing, research data, market intelligence, designs and specifications, secret methods, manufacturing processes, source code of proprietary software, the content of unpublished patent applications, customer lists, vendor lists, internal cost data, the terms of contracts with employees and third parties, and non-public information that, if known to the public, would be likely to tarnish its reputation or brands. To be clear, however, information in this list of examples is only considered Confidential Information for so long as it has not been made known to the general public by the Discloser or through the rightful actions of a third party, and only for so long as the information would reasonably be considered to hold value by virtue of remaining confidential. Information may be Confidential Information regardless of the medium or manner by which it is disclosed.

“Current GCC Product” means the roasted coffee ABIRA, as well as any branded roasted coffee product that may compete with the Authorized Product in the Authorized Territory.

“Derivative IP” shall include but is not limited to any works of authorship, creative developments, designs, inventions, improvements, trade secrets, proprietary information, and all other intellectual property, whether or not protectable under copyright, patent, trademark, or other laws that are: (a) developed, conceived, made, or derived by GCC, either solely or jointly with others, including Procafecol; and (b) based on, incorporate, or are enhancements, customizations, modifications, or adaptations of, the Juan Valdez® Brands or any other Intellectual Property (previously authorized by the relevant Trademark owner) provided or made available by Procafecol under this Agreement.

“Distributor” refers to any Person who is not an Affiliate of GCC appointed under a distribution agreement to purchase, stock, market, and sell the Authorized Products provided by GCC.

“Distributors’ Requirements” means the minimum requirements to be followed and achieved by each Distributor during the storage and distribution of the Authorized Products as set forth in Annex G hereto.

“E-Commerce Platforms” means the e-commerce platforms set forth in Annex C of this Agreement.

“GCC Prepared Materials” shall have the meaning set forth in Section 4.7.

“Gross Sales” means all sales generated by GCC from the sale of Authorized Products including fees for any Authorized Products sold by GCC, whether for cash or credit (and regardless of collectability), proceeds received by GCC in connection with any business interruption insurance, and income of every kind or nature related to the Authorized Products including barter or trade. Gross Sales does not include the sales price of Authorized Products returned by customers, amounts received from customers for shipping and handling and any sales tax or other taxes collected from customers and paid to the appropriate taxing authority. Gross Sales does not include the sales of Authorized Products to Procafecol.

“Institutional Customers” means the institutional customers set forth in Annex D of this Agreement.

“Intellectual Property Rights” means all intellectual property rights worldwide, including (i) patents, (ii) Trademarks, (iii) copyrights, mask works, and designs, (iv) know-how, trade secrets and other intellectual property rights in confidential or proprietary information, (v) rights of privacy and publicity, (vi) intellectual property rights in software, data, and databases, (vii) domain names, and (viii) all registrations and applications for the registration or issuance of any of the foregoing.

“Juan Valdez® Brand(s)” means the “Juan Valdez” Trademarks that are owned, or otherwise controlled by the Federation in the Authorized Territory, including those listed on Annex H.

“Juan Valdez® Brand Manual” or “Brand Manual” refers to the comprehensive guideline document that delineates the proper use of the Juan Valdez® Brands (including color palettes, typography, imagery, and aesthetic representations) which is attached hereto as Annex I.

“Marketing Material” means, collectively, any materials, information, brochures, literature, and documentation, in any media, relating to the advertising, marketing and promotion of the Authorized Products that GCC may provide to the Third-Party Providers under this Agreement for the promotion and marketing of the Authorized Products.

“Modification(s)” shall have the meaning set forth in Section 4.5.

“Minimum Requirements” means each of the Roasters’ Requirements, the Brokers’ Requirements and the Distributors’ Requirements.

“Minimum Sales Requirements” means those annual targets for the minimum sales values as provided on Annex K for each year of the Initial Term of this Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other legally-recognized entity of any kind.

“Related Agreements” means this Agreement and all other agreements executed between GCC and Procafecol or any of their respective Affiliates concurrently or otherwise in connection with this Agreement, including that certain Supply Agreement, together with any amendments and successors to such agreements.

“Representative” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Retail Customer(s)” means the retail customers set forth in Annex B of this Agreement.

“Roaster” means any Person (other than GCC, any Affiliate of GCC, or any Affiliate of Procafecol) engaged in the business of roasting, packaging and/or labelling of the Authorized Products.

“Roasters’ Requirements” means the minimum requirements to be followed and achieved by each Roaster during the manufacture, roasting, packaging and labelling process (as applicable) of the Authorized Products as set forth in Annex J hereto.

“Trademark(s)” means trademarks, certification marks, service marks, trade dress, trade names, logos, slogans, designs, business and product names, and other branding features and indicia of source or origin.

“Trademark Guidelines” refers to the general rules applicable to all users of the Juan Valdez® Brand, which are provided to GCC in writing (as these are updated upon written notice from time to time by Procafecol), governing the use of the Juan Valdez® Brand, including without limitation, the Juan Valdez® Brand Manual.

“Person” means any natural or legal person, whether a general or limited partnership, corporation, company, trust, limited liability company, association or organization, governmental agency or authority or any other kind of legal person or entity.

“Third-Party Provider” means each of the Brokers, Distributors and/or Roasters.

2.            GRANT OF RIGHTS.

2.1            Grant of Rights. Subject to the provisions hereof, Procafecol hereby appoints and authorizes GCC, and GCC accepts the appointment, upon the terms and conditions of this Agreement, to manufacture, directly and/or through one or more Roasters, and to market, sell and distribute, directly and/or through one or more Brokers and/or Distributors, the Authorized Products solely through the Authorized Channels in the Authorized Territory.

2.2            Rights. Notwithstanding Section 2.1 above, Procafecol and its Affiliates reserve the right to (i) design, manufacture, actively promote, market, distribute and sell their own Juan Valdez® products to their current Retail Customers set forth in Annex B (and consistent with the terms set forth therein) within the Authorized Territory, (ii) continue servicing their own current Institutional Customers set forth in Annex D (and consistent with the terms set forth therein) within the Authorized Territory, and (iii) continue operating, developing and franchising retail cafes and coffee shops in the Authorized Territory under the Juan Valdez® Brands.

2.3            Procafecol agrees that it shall not on its own (other than as set forth in this Agreement) and that it shall not authorize or otherwise permit any third parties to use the Juan Valdez® Brand to compete with GCC’s rights under this Agreement relating to the Authorized Products in the Authorized Channels within the Authorized Territory.

2.4            Procafecol’s Retail & Institutional Customers; Joint Efforts. The Parties acknowledge and agree that with respect to Procafecol’s current Retail Customers set forth in Annex B and current Institutional Customers set forth in Annex D, both GCC and Procafecol shall jointly work together and in good faith when approaching such Retail and Institutional Customers when in the process of marketing, selling and distributing products. Procafecol and its Representatives shall at all times be present and/or informed in any meetings and/or communications with any such Retail and Institutional Customers. The Parties intend to work closely together and to keep each other regularly informed of any activities related to any such Retail and Institutional Customers that may be pertinent to the Authorized Products.

2.5            Instant Coffee Customers: Procafecol shall retain exclusive rights to current and new Retail and/or Institutional Customers sourced primarily by Procafecol or GCC for all sales of Procafecol’s instant coffee portfolio (“Instant Coffees”) to such Retail and Institutional Customers.

2.6            E-Commerce Platforms. The Parties acknowledge and agree that Procafecol shall exclusively operate the E-Commerce Platforms set forth in Annex C, including the process of selling and distributing the products sold thereon.

2.7            Procafecol’s Right to Purchase the Authorized Product. Procafecol shall have the right, but not the obligation, to purchase certain quantities of Authorized Product from GCC (to the extent such quantities are reasonably available for purchase and at prices to be negotiated between the Parties) in order to resell it at Procafecol’s account in channels other than the Authorized Channels and/or in territories other than the Authorized Territory.

2.8            New Customers Exclusively Engaged by GCC. GCC shall have exclusive rights to new Retail and/or Institutional customers engaged primarily by GCC. GCC may, at its discretion, offer products from Procafecol's current portfolio to its exclusive Retail and Institutional customers, subject to prior approval from Procafecol. Should GCC’s customer commit to acquire products from Procafecol's portfolio, GCC is obligated to purchase any such products from Procafecol or its Affiliates for resale to its customers.

2.9            New Customers Sourced by Procafecol. GCC shall have (i) exclusive rights to new Retail and/or Institutional Customers sourced primarily by Procafecol for Authorized Products and (ii) a right of first refusal equal to thirty (30) calendar days from any binding agreement for Procafecol’s portfolio of roasted coffee products to be the distributor of such products to the new customer (with all such sales to count towards the Minimum Sales Requirement as defined below) (the “ROFR Period”). If GCC does not exercise the right of first refusal during the ROFR Period, Procafecol shall have the sole rights to distribute its products to the new customer.

2.10            Reservation of Rights. Procafecol, on behalf of itself and its Affiliates, reserves all rights not expressly granted to GCC pursuant to this Agreement or any of the other Related Agreements, including the right (directly or through third parties) at any time to manufacture, market, sell and/or distribute any products outside the Authorized Territory, and any products (other than roasted coffee products that compete with the Authorized Products) associated with the Juan Valdez® Brand at locations within the Authorized Territory.

2.11            Monitoring and Inspection of GCC. Throughout the term of this Agreement, Procafecol shall have the right to monitor the business activities of GCC pursuant to this Agreement in respect of the Authorized Products. GCC acknowledges that it must comply with the provisions of this Agreement, the other Related Agreements, and Applicable Law pertaining to the manufacture, sale and distribution of the Authorized Products. At the option and expense of Procafecol, Procafecol may conduct periodic inspections, upon reasonable advance written notice, of GCC, its Roasters, Brokers’ and/or Distributors’ facilities and operations, which inspections shall be reasonable in scope, duration, and frequency.

3.            MANUFACTURE OF THE AUTHORIZED PRODUCT.

3.1            GCC will manufacture the Authorized Products within Colombia and/or the Authorized Territory directly and/or through Procafecol authorized Roasters in accordance with the terms and conditions set forth in this Agreement. For purposes of this Agreement, “Manufacturing” means roasting, packing and labeling of the Authorized Product.

3.2            The manufacture of the Authorized Product by GCC and/or any Roaster shall be subject to compliance with the specifications and Roasters’ Requirements set forth in Annex J (the “Roasting Standards”) and any other agreed to between the Parties during the joint product creation efforts, which they agree to engage in, in good faith, immediately following the Effective Date. Unless otherwise approved by Procafecol, the Authorized Product creation efforts shall be consistent with the current Trademark Guidelines and Brand Manuals of Procafecol.

3.3            Engagement of a Roaster.

(a)            GCC shall have the right, subject to the prior approval and other rights of Procafecol as set forth herein, to engage Roasters from time to time to manufacture the Authorized Products provided by GCC according to the terms and conditions of this Agreement. At least thirty (30) days before GCC intends to engage any new Roaster, or to engage any Roaster with respect to any Authorized Product or facilities that Procafecol has not previously approved for such Roaster, GCC shall submit to Procafecol such information concerning the Roaster and the facilities at which the Roaster proposes to manufacture the Authorized Product (including information concerning the equipment, supplies and other materials to be used by the Roaster in the production of the Authorized Products) as Procafecol reasonably requests from time to time.

(b)            GCC shall not engage any Roaster or allow any Roaster to produce any Authorized Products without the prior written approval of Procafecol (not to be unreasonably withheld, conditioned or delayed) as to the Roaster and its facilities as well as GCC’s and the Roaster’s signing of a Roaster Agreement (defined below) and the execution by the Roaster of the Roasting Standards set forth herein.

(c)            GCC is responsible for investigating the character, work experience, background, suitability, financial, operational and administrative capabilities of any proposed Roaster and the Roaster’s Representatives, prior to recommending the proposed Roaster to Procafecol. GCC acknowledges and agrees that Procafecol shall not be responsible for the engagement of any proposed Roaster.

(d)            Procafecol reserves the right to review and inspect the manufacturing facilities of any Roaster prior to providing any approval and prior to the Roaster producing any Authorized Product.

(e)            It shall not be deemed to be unreasonable for Procafecol to withhold its approval under Section 3.3 to a GCC-proposed Roaster if such Roaster fails to demonstrate, to Procafecol’s reasonable judgment and satisfaction, that it has the experience, suitability, and financial, operational, and administrative capabilities required to meet the Roasters’ Requirements or the Roaster’s obligations under this Agreement.

(f)            Procafecol reserves the right, in its reasonable discretion and at any time, to unilaterally revoke its approval of a Roaster if the Roaster fails to demonstrate, in Procafecol’s reasonable judgment and satisfaction, that it continues to have the financial, operational, and administrative suitability and capabilities required to fulfill Roasters’ Requirements or Roaster’s obligations under this Agreement. Any such revocation shall be based solely on reasonable grounds and exercised in good faith and shall be supported by factual proof provided to GCC. Such revocation shall be effective no less than thirty (30) days following notice to GCC of the grounds for revocation, and provided that the Roaster fails to cure the cited issues during such thirty (30) day period.

(g)            GCC acknowledges and agrees that any reasonable delay in the approval of any Roaster or the reasonable denial of engagement of any Roaster in accordance with this Agreement shall not interfere with GCC’s obligations to comply with the Minimum Sales Requirements and to provide continuity on the business. In the event that Procafecol reasonably denies the engagement of any Roaster, GCC shall adopt all appropriate measures to propose additional Roasters.

3.4            Roaster Agreements. Promptly following the approval by Procafecol of a Roaster and its facilities, GCC shall negotiate and sign an agreement between GCC and the Roaster governing the relationship between GCC and the Roaster with respect to the Products (the “Roaster Agreement”). Each Roaster Agreement shall contain the provisions set forth in the Roasting Standards and following provisions:

(a)            Procafecol, GCC and their Representatives shall have the right, at their expense and during normal business hours upon reasonable advance notice (and if required, with the presence of GCC), to inspect the facilities at which any Roaster produces any Authorized Products or stores any Authorized Products, or other materials used in the manufacture of the Authorized Products.

(b)            GCC shall provide to the Roaster, and must retain title to, all goods used by any Roaster in the production of the Authorized Products and must automatically acquire title to all Authorized Products produced by any Roaster immediately upon their production. The Roaster shall have no right to sell or distribute any Authorized Products pursuant to the Roaster Agreement or otherwise.

(c)            the Roaster shall be subject to and comply with Applicable Laws and all terms and conditions of this Agreement, the Roasting Standards or the manufacturing of the Authorized Products.

(d)            the Roaster shall comply with all commercially reasonable product recall procedures that Procafecol may implement from time to time with respect to the Authorized Products.

(e)            the Roaster Agreement, to the extent that it applies to the Authorized Products, shall terminate automatically upon expiration or termination of this Agreement.

3.5            Procafecol shall have the right to request GCC to provide information with the purpose of verifying Roaster’s compliance with the provisions of this Agreement to the extent applicable to Roaster, provided, however, that GCC shall be entitled to redact portions of such requested information that it deems to be commercially sensitive (such as pricing information) or that any Roaster requires to be maintained as confidential before sharing with Procafecol.

3.6            Monitoring and Inspection of Roasters. Throughout the term of this Agreement, GCC must actively and diligently monitor the business activities of all Roasters in respect of the Authorized Products. GCC acknowledges that all Roasters must comply with the provisions of this Agreement, the Roasting Standards, the other Related Agreements, and Applicable Law pertaining to the manufacture, sale and distribution of the Authorized Products (collectively, the “Roaster Provisions”). GCC is responsible for monitoring and ensuring compliance by all Roasters with the Roaster Provisions.

3.7            Compliance Failure Notices. If Procafecol provides written notice to GCC (a “Compliance Failure Notice”) describing the failure of any Roaster to comply with any of the Roaster Provisions, then GCC shall take such action as Procafecol reasonably deems appropriate to address such failure within a reasonable time (but in no event more than thirty (30) days) following delivery of such Compliance Failure Notice. If the compliance failure results in material harm, at the option of Procafecol or GCC, such action might include a termination of the Roaster’s rights with respect to the Authorized Products and/or a recall of some or all Authorized Products produced or distributed by such Roaster. In addition, GCC shall diligently pursue such actions as GCC reasonably deems appropriate to resolve the issues raised in any Compliance Failure Notice.

3.8            GCC shall require the Roaster to comply with Roaster’s Requirements and with all applicable terms, conditions, and obligations associated with the manufacture of the Authorized Products under this Agreement. GCC shall promptly and timely notify Procafecol of any breach by any Roaster of such terms, conditions, and obligations of which GCC is aware.

3.9            The Authorized Product to be manufactured under this Agreement requires the use of 100% Colombian green coffee supplied by the Federation, subject to the terms of the Supply Agreement. GCC shall be responsible to Procafecol for complying with and for requiring the Roaster to comply with this requirement, to the extent applicable to the Roaster.

3.10            The quality of the Authorized Product shall be at least of the same quality as the products bearing the Juan Valdez® Brand manufactured and marketed by Procafecol, and at all times of sufficient quality to maintain the reputation and good name of the Juan Valdez® Brand.

3.11            The manufacture of the Authorized Product shall comply with all applicable laws and regulations in the Authorized Territory. GCC shall require the Roaster to comply with the applicable laws and regulations in the Authorized Territory, to the extent applicable to the Roaster.

3.12            The Authorized Product shall comply with all conditions and requirements that may be required in the country where the Authorized Product is manufactured in connection with the use of expressions “Cafe de Colombia”, “Colombian Coffee”, “Colombian” certification mark or any variation thereof. GCC shall be responsible to Procafecol for requiring the Roaster to comply with such conditions and requirements, to the extent applicable to the Roaster.

3.13            GCC shall adopt and maintain appropriate measures and controls intended to ensure the traceability, quality and safety of the Authorized Product in all manufacturing activities and it shall at all times comply with the minimum requirements set forth in Annex J. GCC shall be responsible to Procafecol for requiring the Roaster to adopt and maintain such measures and controls, to the extent applicable to the Roaster.

3.14            Procafecol and its Representatives shall have the right to conduct audits, inspections and/or verifications upon reasonable advance notice to GCC (and if required, with the presence of GCC) and the Roaster to confirm compliance with the terms, conditions and obligations of GCC and the Roaster under this Agreement.

3.15            Any breach of the Roaster Provisions under this Agreement by the Roaster shall be deemed a breach by GCC under this Agreement for all legal purposes and remedies.

3.16            The Parties may agree by unanimous agreement that Procafecol will carry out one or more manufacturing activities of the Authorized Product, in which case Procafecol shall bear all responsibility relating to the manufacture of the Authorized Product and shall indemnify GCC under Section 9 for any claims or damages resulting therefrom.

3.17            GCC shall require each Roaster to agree in writing to manufacture the Authorized Product in accordance with the specifications listed in Annex J.

4.            MARKETING AND ADVERTISING.

4.1            The promotion, advertising and marketing of the Authorized Products by GCC and any Broker or Distributor shall be truthful, accurate and conducted in a manner that reinforces the standards of quality and integrity of the Juan Valdez® Brand and the Authorized Products. Unless otherwise agreed pursuant to the Marketing Plan (as defined below), GCC and each Broker and Distributor shall conduct such promotion, advertising and marketing in a manner that ensures a consistent and uniform message in the Authorized Territory as reasonably specified by Procafecol (e.g., consistent with Procafecol’s, its Affiliates and its other resellers’/distributors’ promotion, advertising and marketing of its products in the Authorized Territory).

4.2            GCC and Procafecol shall use commercially reasonable efforts to, within thirty (30) days from the Effective Date, jointly develop a twelve (12) month marketing and promotion plan (the “Marketing Plan”), to be executed by GCC, directly or through its Brokers and Distributors. Upon each anniversary of the Effective Date of this Agreement, GCC shall propose in writing to Procafecol a new and updated marketing plan and once approved by Procafecol, such proposed marketing plan shall be a “Marketing Plan” for purposes of this Agreement. GCC will revise the proposed marketing plan as reasonably requested by Procafecol. GCC shall promote the sale of the Authorized Products in accordance with the then-current Marketing Plan. GCC and Procafecol agree to exercise good faith efforts to work in coordination for the development of the Marketing Plan that are intended to grow the market share of the Authorized Products. As part of the Marketing Plan, the Parties agree to meet periodically as requested by either Party to review sales figures, commercial strategies, forecasts and execution of the Marketing Plan in the Authorized Territory.

4.3            The Marketing Plan shall, at a minimum, cover marketing and sale promotion programs, detailed ‘above the line’ and ‘below the line’ activities, allocation of the Marketing Commitment and other resources, and training, target sales, target retailers and other customers, online and internet advertising and promotion, printed ads and other media campaigns, trade shows, press conferences, regular calls to relevant outlets, in-store promotions and merchandising, Free Of Charge promotions as agreed with Procafecol, periodic sales meetings, and the like.

4.4            As part of the Marketing Plan, GCC agrees to develop and present marketing campaigns for the Authorized Products within the Authorized Territory. These campaigns will be designed to effectively communicate the value and appeal of the Authorized Products. GCC shall formulate marketing strategies and engage in promotional activities with the objective of maximizing the visibility and commercial potential of the Authorized Products. GCC commits to contributing their expertise and resources (in line with the Marketing Commitment) towards the creation of marketing materials and initiatives that adhere to the Juan Valdez® Brand’s established image and messaging guidelines.

4.5            Procafecol may, from time to time, supply Marketing Materials to GCC (which GCC may choose to use or not use in its sole discretion) for advertising and promoting the Authorized Products, either at cost or free of charge, provided that Procafecol is legally entitled to do so. Subject to the terms and conditions of this Agreement, Procafecol hereby grants to GCC, during the Term, a limited, non-exclusive, right to use, reproduce, distribute, adapt, excerpt, reformat, translate, publicly perform and display the Marketing Materials solely in the Authorized Territory and solely to promote, market and communicate information concerning Procafecol’s Products in connection with GCC’s selling activities, and further provided that GCC complies at all times with the terms set forth herein. All such adaptations, excerpts, reformatted versions and translations of the Marketing Materials (collectively, “Modifications”) are subject to Procafecol’s written approval prior to any distribution, performance or display of the Modifications. Procafecol shall be the owner of all Intellectual Property Rights in and to the Modifications and such Modifications shall be Marketing Materials under this Agreement. GCC hereby assigns and agrees to assign to Procafecol all GCC’s right, title and interest in and to the Modifications and all Intellectual Property Rights therein. GCC shall secure from each Marketing Agent (defined in Section 4.12 below) that prepare Modifications for GCC or assist GCC in the preparation of Modifications an assignment to Procafecol of all Modifications and all Intellectual Property Rights therein.

4.6            Whenever GCC uses the Marketing Materials, or during the execution of the Marketing Plan or in general while engaging in the advertising, marketing, or promotion of the Products, GCC shall: (i) refrain from making any representations, warranties or promises on Procafecol’s behalf and from making any claims beyond those set forth in the original Marketing Materials; (ii) refrain from any misleading or deceptive conduct and/or from making false statements or representations in relation with Procafecol, its Products, services and/or GCC’s relationship with Procafecol, including without limitation false advertising, or claiming ownership of Procafecol’s products or the Juan Valdez® Brand; (iii) use the Marketing Materials only as directed or permitted by Procafecol in accordance with this Agreement, in a manner consistent with good trademark and copyright practice, and with all appropriate legends and notices, as set forth herein or in the Trademark Guidelines; and (iv) not contradict Procafecol’s ownership of the Marketing Materials and the Juan Valdez® Brand. Unless expressly approved by Procafecol, GCC shall not remove or obscure any copyright or trademark notices on the Marketing Materials or the Products.

4.7            GCC shall submit for Procafecol’s prior written approval, and provide Procafecol with copies of, all literature, materials and documents prepared by, or for GCC, for marketing, promoting or advertising the Products (including without limitation point of sale materials, leaflets) and which use, show, adapt, or refer to the Marketing Materials, Modifications thereof, and/or the Juan Valdez® Brand in any manner (collectively, “GCC Prepared Materials”). Procafecol shall have the right to regulate the manner of use of the Marketing Materials, GCC Prepared Materials and Juan Valdez® Brand by GCC in any reasonable manner, and agrees not to delay, or withhold, its approval of the GCC Prepared Materials unreasonably, provided however, that lack of rejection or review does not constitute or imply approval by Procafecol. GCC agrees, when using the Marketing Materials and Juan Valdez® Brand, to comply with all laws in force at any time in the Authorized Territory in which the GCC Prepared Materials are used, including compliance with trademark marking requirements. Procafecol’s review or approval of any GCC Prepared Materials, including by its Marketing Agents (defined in Section 4.12 below) or any other third parties engaged in the creation, production, or dissemination of GCC Prepared Materials, shall not be construed as a representation or warranty as to the potential success or effectiveness of such GCC Prepared Materials. Procafecol provides no guarantee that the GCC Prepared Materials will achieve any specific results or outcomes in any marketing, promotional, or advertising campaigns. The approval of GCC Prepared Materials by Procafecol does not confirm or imply that the GCC Prepared Materials are in compliance with all applicable regulations, laws, or requirements, nor does it constitute a validation of the adequacy of any Intellectual Property Rights clearances, licenses, or consents that may be required for the use of any content within the GCC Prepared Materials. GCC retains sole responsibility for ensuring that all Marketing Materials (other than Marketing Materials that are provided by Procafecol and that are used without modification) are in full compliance with all such legal and regulatory requirements, including but not limited to, Intellectual Property Rights.

4.8            GCC shall not, and shall not permit third parties to, directly or indirectly: (i) use the Marketing Materials and the Juan Valdez® Brand for any purposes other than those stated herein, or (ii) assign, sublicense, sell, resell, lease, rent or otherwise transfer or convey, or pledge as security or otherwise encumber GCC’s rights under the right to use granted in this Agreement, except with the prior written approval of Procafecol in each instance (or as otherwise permitted hereunder). GCC will ensure that its use of the Marketing Materials and the Juan Valdez® Brand complies with all applicable laws, statutes, regulations or rules promulgated by governing authorities applicable to the Authorized Territory.

4.9            GCC shall observe in all advertising and promotion of the Authorized Products the standards and practices usually observed by commercial enterprises of the highest standing engaged in the marketing of coffee products and in particular, when marketing the Authorized Products, GCC shall not make any claims or statements which cannot be substantiated by adequate scientific proof or which are not permitted under regulations in force in the Authorized Territory or which do not conform with the most up-to-date information provided by Procafecol. GCC shall ensure that the Juan Valdez® Brand (“™”) always appears in any written or printed material promoting the Authorized Products, where applicable, in the Authorized Territory and that the Juan Valdez® Brand is mentioned in film, television, radio or other audio/visual advertising related to the Products, where applicable.

4.10            If GCC uses the Marketing Materials that Procafecol supplies without any modification, then Procafecol will defend and indemnify GCC from third party claims and actions in connection with such use by GCC as provided in Section 9.2. All other information and materials about the Authorized Products shall be deemed to be unauthorized and may not be used by GCC for any purpose other than internally within GCC for background information. GCC is responsible for any liability arising from the use of this “unauthorized” information. Procafecol agrees that any background information marked “confidential, not to be used in selling” can be supplied to GCC’s sales force solely for internal use.

4.11            Procafecol reserves the right, at any time and upon written notice, to request GCC to discontinue (partially or completely) the use of any of the GCC Prepared Materials or similar materials in the event it reasonably appears to Procafecol that such materials: (i) are contrary to applicable law or (ii) are infringing the rights of a third-party. In the event Procafecol requests such discontinuance, Procafecol shall provide documented support for the reasons underlying the request, and GCC must immediately cease to reproduce and distribute the affected GCC Prepared Materials or similar materials.

4.12            GCC, including its subcontractors, advertising agencies, advisors, consultants, independent contractors and any other third parties engaged in the creation, production, or dissemination of Marketing Materials on behalf of GCC (“Marketing Agents”), shall ensure that all Marketing Materials, including but not limited to printed materials, digital content, audio and video recordings, photographs, images, and any other promotional media, comply with all applicable laws, statutes, regulations, and codes relating to advertising, marketing, and data protection. GCC and its Marketing Agents shall obtain and maintain all necessary approvals, clearances, consents, and licenses required for the use of Intellectual Property in Marketing Materials, ensuring that the use of music, video, photos, images, audio recordings, or any other copyrighted works within the Marketing Materials fully respects the Intellectual Property Rights of third parties. This includes, but is not limited to, adherence to copyright law, trademark law, and any related legal requirements. GCC and its Marketing Agents shall ensure that any use of personal data in the Marketing Materials complies with the relevant data protection, privacy laws, and regulations and that the Marketing Materials respect personal rights and personality rights of individuals depicted or referenced therein, obtaining express consents where required. Upon request, GCC shall provide the Procafecol with evidence of such compliance, including copies of approvals, clearances, consents, licenses, and any other relevant documentation, demonstrating that all Marketing Materials are in compliance with the requirements set forth in this Section. This Section 4.12 shall be binding upon GCC, its Marketing Agents, and their respective successors and assigns, and shall inure to the benefit of Procafecol, its successors, and assigns.

4.13            GCC hereby represents and warrants to Procafecol that all GCC Prepared Materials, and its Marketing Agents involved in the creation or distribution thereof will not infringe on the Intellectual Property Rights of any third party. GCC affirms that all GCC Prepared Materials and Modifications will be either original work or work for which GCC has obtained all necessary licenses, rights, consents, assignments and permissions required for lawful use. GCC further warrants that such GCC Prepared Materials and Modifications will not violate any copyright, patent, trademark, trade secret, or any other Intellectual Property or Proprietary Rights of any third party.

5.            USE OF TRADEMARKS

5.1            Subject to the terms and conditions of this Agreement, Procafecol hereby grants to GCC a right to use and display the Juan Valdez® Brand solely in the Authorized Territory and solely in connection with activities authorized by this Agreement as related to the promotion of the Authorized Products within the Authorized Territory. GCC understands and agrees that in GCC’s marketing and advertising of Products, GCC shall prominently use and display the Juan Valdez® Brand in the form and manner as communicated by Procafecol and in strict accordance with any written Trademark Guidelines provided by Procafecol. GCC shall use the Juan Valdez® Brand in a manner that complies with the Trademark Guidelines and the Brand Manual. The use by GCC of the Juan Valdez® Brand in connection with this Agreement shall not create any right, title or interest, in or to the Juan Valdez® Brands in favor of GCC and all goodwill associated with the use of the Juan Valdez® Brand shall inure to the benefit of their owners. GCC shall not register, seek to register or contest the validity of the Juan Valdez® Brand in any jurisdiction or country. GCC agrees to use commercially reasonable efforts to protect Procafecol’s proprietary and licensed rights and to cooperate, without charge, in Procafecol’s efforts to protect its proprietary and licensed rights.

5.2            Conditions for Use. With respect to GCC’s and the Third-Party Providers’ use of the Juan Valdez® Brand pursuant to the right granted under this Agreement, GCC agrees, and shall cause the Third-Party Providers to agree, that:

(a)            GCC must use, and shall cause the Third-Party Providers to use, only the Trademarks designated by Procafecol and shall use them only in the manner required or authorized and permitted by Procafecol.

(b)            GCC must use, and shall cause the Third-Party Providers to use, the Juan Valdez® Brand only in connection with the manufacture, distribution and marketing of the Authorized Product within the Authorized Territory, in accordance with this Agreement.

(c)            GCC’s right to use the Juan Valdez® Brand is limited to such uses as are authorized under this Agreement or in the Brand Manual, and any material unauthorized use thereof shall constitute an infringement of Procafecol’s rights and grounds for termination of this Agreement.

(d)            GCC may not use the Juan Valdez® Brand to incur or secure any obligation or indebtedness.

(e)            GCC may not use the Juan Valdez® Brand as part of its corporate or other legal name.

(f)            In the event that GCC becomes aware of any infringement of the Juan Valdez® Brand or if GCC’s use of the Juan Valdez® Brand is challenged by a third party, then GCC is obligated to promptly notify Procafecol, and Procafecol will have sole discretion to take such action as Procafecol deems appropriate. At the expense of Procafecol, GCC will cooperate and assist as required by Procafecol in any enforcement activities or litigation as Procafecol deems reasonably necessary to fully protect all its interests in the Juan Valdez® Brand. If Procafecol determines that no action to protect the Juan Valdez® Brand is necessary, then GCC may take any action it deems necessary to protect its own interest, at its own expense.

5.3            Acknowledgements. GCC understands and acknowledges that:

(a)            GCC’s right to use the Juan Valdez® Brand is derived solely from this Agreement.

(b)            GCC’s use of the Juan Valdez® Brand pursuant to this Agreement does not give GCC any ownership interest or other interest in or to the Juan Valdez® Brand, except the right to use the Juan Valdez® Brand granted in this Agreement.

(c)            Any goodwill arising from GCC’s use of the Juan Valdez® Brand shall inure solely and exclusively to Procafecol’s benefit, and upon the expiration or termination of this Agreement, no monetary amount shall be assigned as attributable to any goodwill associated with GCC’s use of the Juan Valdez® Brand.

(d)            GCC shall not challenge, or register, or attempt to register the Trademarks included in the Juan Valdez® Brand in its name or that of any other person, firm, entity or corporation.

(e)            GCC shall not establish a website on the Internet using any domain name or uniform resource locator containing the Juan Valdez® Brand, including “JUAN VALDEZ CAFÉ” or any variation thereof without Procafecol’s prior written consent, except for the US web domain/page located at www.juanvaldezcafestore.com, which GCC shall have the exclusive (even as to Procafecol) right to use pursuant to the terms of this Agreement. Procafecol is the sole owner of all right, title and interest in and to such domain names using the Juan Valdez® Brand as it may designate in the Brand Manual or otherwise in writing.

6.            COMMERCIALIZATION OF AUTHORIZED PRODUCT.

6.1            GCC will market the Authorized Product within the Authorized Territory, directly and/or through the Brokers and/or Distributors, in accordance with the terms and conditions set forth in this Agreement. All Brokers and Distributors retained by GCC for purposes of marketing, selling, or distributing the Authorized Products shall be subject to Procafecol’s prior written approval, such approval not to be unreasonably withheld, conditioned or delayed.

6.2            Engagement of Brokers and Distributors.

(a)            GCC shall have the right, subject to the prior approval and other rights of Procafecol as set forth herein, to engage Brokers and Distributors from time to time to market, sell and distribute the Authorized Products provided by GCC according to the terms and conditions of this Agreement. GCC will notify Procafecol if GCC intends to engage any new Broker or Distributor, or to engage any Broker and the Distributor with respect to any Authorized Product or facilities that Procafecol has not previously approved for such Broker and the Distributor. Procafecol shall have ten (10) days to request that the Broker and/or Distributor provide such information as Procafecol reasonably requests, which GCC shall obtain within thirty (30) days thereafter.

(b)            Except as set forth above, GCC shall not engage any the Broker and/or the Distributor or allow any Broker and/or Distributor to storage and distribute any Authorized Products without the prior written approval of Procafecol as to the Broker and/or the Distributor and their facilities as well as GCC’s and the Broker’s and/or the Distributors signing of a Broker Agreement or a Distribution Agreement (defined below) and the execution by the Broker or the Distributor of the Broker’s Requirements and the Distributor’s Requirements (as applicable) set forth herein.

(c)            GCC is responsible for investigating the character, work experience, background, suitability, financial, operational and administrative capabilities of any proposed Broker and/or the Distributor and their Representatives, prior to recommending the proposed Broker and/or the Distributor to Procafecol. GCC acknowledges and agrees that Procafecol shall not be responsible for the engagement and performance of any proposed Broker and/or Distributor.

(d)            Upon reasonable notice to GCC, Procafecol will have the right to review and inspect the facilities of any Broker and/or the Distributor (and if required, with the presence of GCC) prior to provide any approval and prior to the Broker and/or the Distributor storing and/or distributing any Authorized Product.

(e)            It shall not be deemed to be unreasonable for Procafecol to withhold its approval to a GCC-proposed Broker and/or Distributor if such Broker and/or Distributor fails to demonstrate, to Procafecol’s reasonable judgment and satisfaction, that it has the experience, suitability, and financial, operational, and administrative capabilities required to meet the Broker’s Requirements and the Distributor’s Requirements (as applicable) or the Broker’s or Distributor’s obligations under this Agreement.

(f)            Procafecol reserves the right, in its reasonable discretion and at any time, to unilaterally revoke its approval of a Broker and/or Distributor if the Broker and/or Distributor fails to demonstrate, in Procafecol’s reasonable judgment and satisfaction, that it continues to have the financial, operational, and administrative suitability and capabilities required to fulfill Broker’s Requirements and the Distributor’s Requirements (as applicable) or the Broker’s or Distributor’s obligations under this Agreement. Any such revocation shall be based solely on reasonable grounds and exercised in good faith and shall be supported by factual proof provided to GCC. Such revocation shall be effective no less than thirty (30) days following notice to GCC of the grounds for revocation, and provided that the Broker or the Distributor fails to cure any such issues during such thirty (30) day period.

(g)            GCC acknowledges and agrees that any reasonable delay in the approval of any Broker and/or Distributor or the reasonable denial of engagement of any Broker and/or Distributor in accordance with this Agreement shall not interfere with GCC’s obligations to comply with the Minimum Sales Requirements and to provide continuity on the business. In the event that Procafecol denies the engagement of any Broker or Distributor GCC shall adopt all appropriate measures to propose additional Brokers and/or Distributors, as applicable.

6.3            Broker and Distributor Agreements. Promptly following the approval by Procafecol of a Broker and/or Distributor and the facilities, GCC shall negotiate and sign an agreement between GCC and the Broker and/or Distributor governing the relationship between GCC and the Broker and/or Distributor with respect to the Products. Each Broker and Distributor Agreement shall contain the provisions set forth in the Broker’s Requirements, the Distributor’s Requirements and the following provisions:

(a)            Procafecol, GCC and their Representatives shall have the right, at their expense and during normal business hours upon reasonable advance notice (and if required, with the presence of GCC), to inspect the facilities at which any Broker and/or Distributor stores any Authorized Products.

(b)            The Broker and/or Distributor shall be subject to and comply with Applicable Laws and all terms and conditions of this Agreement, Broker’s Requirements, the Distributor’s Requirements.

(c)            the Broker and/or Distributor shall comply with all commercially reasonable product recall procedures that Procafecol may implement from time to time with respect to the Authorized Products.

(d)            the agreements, to the extent that they apply to the Authorized Products, with GCC and the Broker and/or Distributor shall terminate automatically upon expiration or termination of this Agreement.

6.4            Procafecol shall have the right to request GCC to provide information with the purpose of verifying Broker’s and Distributor’s compliance with the provisions of this Agreement to the extent applicable to Brokers and Distributors, provided, however, that GCC shall be entitled to redact portions of such requested information that it deems to be commercially sensitive (such as pricing information) or that any Broker or Distributor requires to be maintained as confidential before sharing with Procafecol.

6.5            Monitoring and Inspection of Broker and/or Distributor. Throughout the term of this Agreement, GCC must actively and diligently monitor the business activities of all Brokers and/or Distributors in respect of the Authorized Products. GCC acknowledges that all Brokers and/or Distributors must comply with the provisions of this Agreement, the Broker’s Requirements, the Distributor’s Requirements, the other Related Agreements, and Applicable Law pertaining to the sale and distribution of the Authorized Products (collectively, the “Broker and Distributor Provisions”). GCC is responsible for monitoring and ensuring compliance by all Brokers and/or Distributors with the Broker and Distributor Provisions.

6.6            Compliance Failure Notices. If Procafecol provides written notice to GCC (a “Compliance Failure Notice”) describing the failure of any Broker or Distributor to comply with any of the Broker and Distributor Provisions, then GCC shall take such action as Procafecol reasonably deems appropriate to address such failure within a reasonable time (but in no event more than thirty (30) days) following delivery of such Compliance Failure Notice. If such failure results in material harm, at the option of Procafecol or GCC, such action might include a termination of the Broker’s and Distributor’s rights with respect to the Authorized Products and/or a recall of some or all Authorized Products produced or distributed by such Broker and/or Distributor. In addition, GCC shall diligently pursue such actions as GCC reasonably deems appropriate to resolve the issues raised in any Compliance Failure Notice.

6.7            GCC shall require the Broker or Distributor to comply with the terms, conditions, and obligations applicable to the Broker or Distributor under this Agreement. GCC shall promptly and timely notify Procafecol of any breach by a Broker or Distributor of such terms, conditions, and obligations of which GCC is aware.

6.8            The Authorized Product to be marketed under this Agreement requires the use of 100% Colombian green coffee supplied by the Federation, subject to the Supply Agreement. GCC shall be responsible to Procafecol for complying with and for requiring the Broker or Distributor to comply with this requirement, to the extent applicable to the Broker or Distributor.

6.9            The quality of the Authorized Product shall be at least of the same quality as the products bearing the Juan Valdez® Brand manufactured and marketed by Procafecol, and at all times of sufficient quality to maintain the reputation and good name of the Juan Valdez® Brand.

6.10            The marketing of the Authorized Product shall comply with all applicable laws and regulations in the Authorized Territory. GCC shall require the Broker or Distributor to comply with the applicable laws and regulations in the Authorized Territory, to the extent applicable to the Broker or the Distributor.

6.11            The Authorized Product shall comply with all conditions and requirements that may be required in the Authorized Territory in connection with the use of expressions “Cafe de Colombia”, “Colombian Coffee”, “Colombian” certification mark or any variation thereof. GCC shall be responsible to Procafecol for requiring the Broker to comply with such conditions and requirements, to the extent applicable to the Broker.

6.12            GCC shall adopt and maintain appropriate measures and controls to ensure the traceability, quality and safety of the Authorized Product, in all marketing activities, and it shall at all times comply with the Minimum Requirements, as applicable. GCC shall be responsible to Procafecol for requiring the Brokers and Distributors to adopt and maintain such measures and controls, to the extent applicable to each.

6.13            Procafecol and its Representatives shall have the right to conduct audits, inspections and/or verifications upon reasonable advance notice to GCC (and if required, with the presence of GCC) and the Broker and/or Distributor to confirm compliance with the terms, conditions and obligations of GCC, Broker and/or Distributor under this Agreement.

6.14            Any breach by Broker and/or Distributor under this Agreement shall be deemed a breach by GCC under this Agreement for all legal purposes and remedies.

6.15            The Parties may agree by unanimous agreement that Procafecol will carry out one or more marketing activities of the Authorized Product, in which case Procafecol shall bear responsibility relating to such marketing activities and shall indemnify GCC under Section 9 for any claims or damages resulting therefrom.

6.16            GCC shall require each Broker to agree in writing to promote the Authorized Products in accordance with Brokers’ Requirements set forth in Annex F.

6.17            GCC shall require each Distributor to agree in writing to distribute the Authorized Products in accordance with Distributors’ Requirements set forth in Annex G.

7.            GCC OBLIGATIONS. Without prejudice to the other obligations set forth in, or arising from, this development Agreement, GCC undertakes the following obligations:

7.1            GCC shall manufacture directly and/or through the Roaster and, for marketing purposes, shall market, directly and/or through the Broker the Authorized Product in the Authorized Territory and in the Authorized Channel.

7.2            GCC shall obtain Procafecol’s prior written approval of each Roaster and Broker it retains.

7.3            GCC shall refrain from involving in the manufacture or marketing of the Authorized Product a Roaster or Broker that has not been previously approved by Procafecol.

7.4            GCC shall require the Roaster to comply with the terms, conditions and obligations set forth in this Agreement to the extent applicable to the Roaster.

7.5            GCC will require the Distributor and Broker to comply with the terms, conditions, and obligations set forth in this Agreement to the extent applicable to the Distributor and/or Broker.

7.6            GCC shall be liable to third parties for any defect in the workmanship, quality or safety of the Authorized Product, including defects attributable to the actions and omissions of the Roaster or the Broker.

7.7            GCC shall require that the Roaster and the Broker and Distributor process, obtain, maintain and update all authorizations, licenses and permits required by the competent authorities, local, state, federal and of any other order, that are required for the manufacture, packaging, labeling and marketing of the Authorized Product.

7.8            GCC shall be responsible for ensuring that the manufacture, marketing, and the Authorized Product comply with all applicable laws and regulations in the Authorized Territory.

7.9            GCC will prepare and deliver to Procafecol the reports required in this Agreement.

7.10            GCC shall pay the Commissions in accordance with the provisions of Section 11 of this Agreement.

7.11            GCC shall allocate and invest the amounts established as the Marketing Commitment in accordance with Section 11.3 herein.

7.12            GCC shall refrain, and shall require that the Roaster and the Broker and Distributor to refrain, from altering or modifying the Authorized Product in any manner that is materially inconsistent with the terms of this Agreement.

7.13            During the Term and for a reasonable time not to exceed five (5) years from the effective date of termination of this Agreement, GCC will keep accurate records of the sales of the Authorized Product, the Third-Party Providers and the Marketing Commitment.

7.14            GCC will allow and facilitate reasonable audits, inspections and verifications by Procafecol pursuant to this Agreement.

7.15            GCC shall seek and obtain Procafecol’s prior written approval of any packaging or labels bearing the Juan Valdez® Brand and any Marketing Materials, prior to release or publication in accordance with this Agreement (it being understood and agreed that once Marketing Materials are approved, GCC shall not be required to seek additional approvals for future uses of such Marketing Materials, unless material changes are made to such Marketing Materials).

7.16            GCC shall comply with and require the Roaster, the Broker and the Distributor to comply with all laws, regulations, decrees and rulings of the competent authorities.

7.17            GCC will promptly notify Procafecol of all formal communications or decisions issued by government authorities or entities in connection with this Agreement.

7.18            GCC will promptly (but in no event more than 72 hours) notify Procafecol of any event in which the Authorized Product must be recalled from the market.

7.19            GCC will promptly notify Procafecol of any violation, infringement or unauthorized use of the Juan Valdez® Brand in the Authorized Territory of which it has knowledge.

7.20            For the benefit of Colombian coffee growers, GCC agrees to pay, at a minimum, the higher of (i) the “Fairtrade Minimum Pricing” (as determined by the Fairtrade Foundation (with a website at https://www.fairtrade.org.uk/)); or (ii) the then-current prices published by the Federacion Nacional de Cafeteros (with a website at https://federaciondecafeteros.org/wp), then in effect to farmers who sell coffee to GCC or its Affiliates for commercialization under the Juan Valdez® Brand .

7.21            GCC covenants and agrees that it shall, at all times during the term of this Agreement, source and maintain an adequate supply of 100% Colombian green coffee procured from the Federation and related raw materials and supplies necessary to meet and fulfill GCC’s ongoing obligations, including but not limited to, its financial, inventory management, sales commitments and any other obligations arising under this Agreement. GCC shall manage and monitor its supply chain effectively to prevent any shortfall in supply. In the event that GCC anticipates or encounters conditions that are likely to result in a material shortage of coffee, GCC shall promptly notify Procafecol of such condition and shall take all reasonable steps to procure from the Federation the required quantity of 100% Colombian green coffee to meet its obligations. GCC shall maintain records adequate to demonstrate its compliance with the provisions of this Section and shall make such records available to Procafecol upon reasonable request.

7.22            Every six months, GCC shall furnish to Procafecol appropriate evidence that GCC expects to have sufficient funds (either cash flow projections or approved credit lines) to finance its business in connection with this Agreement for the next six (6) months. If this situation is not demonstrated at the measurement cut-off, the Parties will meet to jointly analyze how GCC will be able to finance the operation going forward.

8.            PROCAFECOL OBLIGATIONS AND COMMITMENTS. Without prejudice to the other obligations set forth in, or arising from, this Agreement, Procafecol undertakes the following obligations, and otherwise agrees as follows:

8.1            Procafecol will not abandon or permit to lapse any Trademarks included in the Juan Valdez® Brand (or registrations thereof) in the Authorized Territory. Procafecol will not take any action inconsistent with this Agreement, and any transfer of any of its rights to the Juan Valdez® Brand shall be made subject to the rights of GCC under this Agreement.

8.2            At all times during the term of this Agreement, Procafecol will maintain in effect all of the registrations for the Juan Valdez® Brand in connection with the Authorized Products at their expense. At GCC’s request, they will submit applications for additional registrations of the Juan Valdez® Brand in the Authorized Territory to the extent that existing registrations do not cover the Trademarks in use pursuant to this Agreement or the existing registrations do not extend to all Authorized Products. Procafecol will use commercially reasonable efforts to prosecute all such applications.

8.3            Procafecol will promptly notify GCC in writing of any actual or suspected infringement of the Juan Valdez® Brand by a third party of which it becomes aware and of any available evidence relating thereto. Procafecol will have the right (but not the obligation) to enforce the Juan Valdez® Brand in the Authorized Territory and control any related legal proceeding at their expense. Procafecol will notify GCC in writing as to whether they will assert an enforcement proceeding for infringement as soon as reasonable after becoming aware of the infringement. If they notify GCC of their election not to bring an enforcement action (or do not submit any notice to GCC in a reasonable period), GCC will have the right (but not the obligation) to bring any action with respect to such infringement and to control any related legal proceeding, and Procafecol will cooperate with GCC in such enforcement, including, if necessary, joining such enforcement action or bringing it in its own name at GCC’s cost and expense. No Party will settle or consent to entry of judgment in any enforcement proceeding relating to infringement in the Authorized Territory without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed. Any damages, settlement or other proceeds from any enforcement proceeding shall be distributed as follows: (i) to both Parties equally, until at least one Party has been completely reimbursed for all out-of-pocket costs and expenses incurred in connection with the enforcement proceeding, and then (ii) to the second Party, if applicable, until all remaining out-of-pocket costs and expenses of such enforcement proceeding have been reimbursed. To the extent any remaining proceeds relate to damages for the use of the Trademarks in connection with Authorized Products in the Authorized Territory, such proceeds shall be allocated among the Parties as follows: Procafecol shall receive a percentage of such proceeds equal to Commission percentage it then receives on Gross Sales, and all remaining proceeds will be distributed to GCC.

8.4            Procafecol shall use their best efforts to cooperate with GCC in a timely manner to help ensure the success of the transactions contemplated in this Agreement including but not limited to (i) making themselves available for meeting both virtually and in-person to discuss strategy, plan marketing and provide requested materials, (ii) conducting site visits and addressing approval requests promptly, (iii) working diligently and in good faith on a unified marketing strategy with respect to the Juan Valdez® Brand, and (iv) otherwise working in a commercially reasonable manner and as good faith partners in the consummation and performance of the transactions contemplated by this Agreement.

9.            INDEMNITY.

9.1            GCC shall defend, indemnify, and hold harmless Procafecol and its Affiliates, directors, officers, employees, and contractors, from any and all damages and other liability (including reasonable and documented attorneys’ fees and costs) arising out of third-party claims arising from (a) any injury or damage, including, but not limited to, any personal or bodily injury or injury to property, resulting from defects in the Authorized Product, (b) any breach by GCC, and/or the Third-Party Providers of this Agreement; (c) any recall or seizure by a governmental authority, Procafecol, or any third party of any Authorized Product, or any alleged or actual violation by any Authorized Product manufactured, sold, marketed or advertised to the extent caused by GCC or resulting from GCC’s negligence; (d) any alleged or actual infringement of any Trademark, or copyright in connection with any Authorized Product purchased hereunder caused by GCC, its contractors or agents (except to the extent the infringement resulted from the use of the Juan Valdez® Brand in accordance with the terms of this Agreement); (e) the negligence or willful misconduct or omission of GCC; (f) violation of applicable law, rules, or regulations by GCC; or (g) any act or omission of GCC under this Agreement which resulted in a material adverse effect on the Juan Valdez® Brand, but in each case excluding any claims to the extent arising out of acts or omissions of Procafecol or any of its Affiliates.

9.2            Procafecol shall defend, indemnify, and hold harmless GCC and its Affiliates, directors, officers, employees, and contractors, from any and all damages and other liability (including reasonable and documented attorneys’ fees and costs) arising out of third-party claims against GCC arising from (a) any infringement of a Trademark or copyright arising from the use of the Juan Valdez® Brand in accordance with the terms of this Agreement, (b) any breach of this Agreement by Procafecol (c) the negligence or willful misconduct or omission of Procafecol; or (d) violation of applicable law, rules, or regulations by Procafecol.

9.3            Notice and Defense of Claims. A Party entitled to indemnification pursuant to this Section 9 (the “Indemnitee”) shall notify the other Party (the “Indemnitor”) of the relevant third party claim no later than 30 days after its receipt of such claim; provided, however, the failure to so notify shall not affect the indemnification provided herein except to the extent the Indemnitee has been substantially prejudiced as a result of such failure. The Indemnitee will be entitled to participate in or assume the defense of any third-party claim upon notice to the Indemnitor; provided, however, that the selected counsel is reasonably satisfactory to the Indemnitee and the Indemnitor will thereafter consult with the Indemnitee from time to time with respect to such suit, action or proceeding. If the Indemnitor assumes such defense, the Indemnitee shall have the right to participate in the defense thereof. The Indemnitor shall only be liable for the fees and expenses of counsel employed by the Indemnitee if the Indemnitor has not assumed the defense. Each Party shall reasonably cooperate in the defense or settlement of the third-party claim. No Indemnitee shall admit any liability with respect to, or settle, compromise or discharge any third-party claim without the Indemnitor’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. The Indemnitor, in the defense of any claim or litigation, shall not, except with the prior written consent of the Indemnitee, consent to the entry of any judgment or settlement (i) which does not include as an unconditional term thereof the giving by the claimant of a release from all liability in respect to such claim or litigation or (ii) which could reasonably be expected to restrict materially the conduct of business of Indemnitee or any of its affiliates.

10.            REPORTS. GCC shall, at its own expense, prepare and deliver to Procafecol the following reports:

10.1            Within the thirty (30) calendar days following the close of each Fiscal Quarter:

(i) a reasonably detailed report of the Gross Sales of the Authorized Product to Authorized Retail Channels for the immediately preceding Fiscal Quarter on the basis of which the Commissions will be determined. The report will be expressed in United States dollars and signed by GCC’s legal representative.

(ii) a reasonably detailed report of the Gross Sales of the Authorized Product to Authorized Institutional Channels for the immediately preceding Fiscal Quarter on the basis of which the Commissions will be determined. The report will be expressed in United States dollars and signed by GCC’s legal representative.

10.2            Not later than May 31 of each calendar year, GCC’s Financial Statements as of December 31 of the immediately preceding year, signed by GCC’s legal representative and an auditor or, in the auditor’s absence, by a Certified Public Accountant in the United States of America.

10.3            Within forty-five (45) days following the close of each Fiscal Quarter, GCC’s quarterly Financial Statements.

10.4            Any other report that GCC shall deliver to Procafecol pursuant to the provisions of this Agreement.

11.            COMMISSIONS AND REINVESTMENT IN ADVERTISING.

11.1            GCC will pay Procafecol a continuing, non-refundable commission (the “Commission”), calculated as a percentage of Gross Sales. The Commission shall be equal to 4.8% of Gross Sales for the first USD $40 million of Gross Sales, and once the aggregate Gross Sales are above USD $40 million, the Commission on Gross Sales in excess of USD $40 million shall be equal to 4.3% of Gross Sales. The Commission is due and payable within thirty (30) calendar days following the end of each Fiscal Quarter for the prior Fiscal Quarter.

11.2            The Commissions payable pursuant to this Agreement are exclusive of any and all sales, use, and value added taxes, which shall be payable by GCC. GCC will pay all federal, state, and local non-Colombian taxes that may be imposed on Procafecol as the result of receipt or accrual of the Commission, whether assessed against GCC through withholding or other means or whether paid by Procafecol directly. In either case, GCC shall pay Procafecol (and to the appropriate governmental authority) such additional amounts as are necessary to provide Procafecol, after taking such non-Colombian taxes into account (including any additional taxes imposed on such additional amounts), with the same amounts that Procafecol would have received or accrued had such withholding or other payment, whether by GCC or by Procafecol, not been required.

11.3            In addition, beginning on the first anniversary of the Effective Date, GCC will allocate and reinvest annually at least a sum equal to 5% of the prior year’s Gross Sales in brand awareness, marketing and advertising of the Authorized Product (the “Marketing Commitment”). Prior to the end of the initial five (5) year period, the Parties agree to conduct a full review in order to agree on a new annual Marketing Commitment to be applicable following the end of the initial five (5) year period. For the verification of this obligation, advertising, marketing, campaigns and any other brand investment expenses will be counted as long as they are made for ATL and BTL advertising according to approved Marketing Plan, but excluding GCC’s internal and exclusive independent contractor labor expenses and employee salaries of GCC and its Affiliates. Upon reasonable notice, GCC shall deliver to Procafecol and Procafecol may require GCC to provide documents demonstrating compliance with this obligation. Procafecol reserves the right to audit or verify compliance with Marketing Commitment.

11.4            All unpaid Commissions shall accrue default interest, as of the date of enforceability, at an interest rate 0.25% per month. GCC acknowledges and understands that this provision does not and shall not be construed as an agreement or acceptance of any kind by Procafecol to accept overdue payments, or a commitment to extend credit or to finance GCC’s operation. GCC further acknowledges and understands that the payment of interest does not limit Procafecol’s termination rights for late payments under this Section 11. In the event of a wrongful or attempted wrongful termination of this Agreement by Procafecol or a termination of this Agreement due to a Procafecol breach, without limiting GCC’s other rights and remedies hereunder, GCC may, at its sole discretion, seek damages equal to all amounts GCC has paid under the Marketing Commitment during the Term of this Agreement, which claim shall in any case be decided by the competent authority pursuant to the dispute resolution provision of this Agreement.

12.            INTELLECTUAL PROPERTY.

12.1            Each Party is the owner of its own Intellectual Property Rights, including technology invested in and developed in connection with this Agreement, and, therefore, has an exclusive right of use over them, the existence of which is expressly acknowledged by the other Parties. Except as expressly set forth in this Agreement, no Party grants any other Party a right to use their Intellectual Property Rights.

12.2            Any use of Juan Valdez® Brand must be previously authorized in writing by Procafecol in accordance with the terms of this Agreement.

12.3            GCC and Third-Party Providers may not include or use the Juan Valdez® Brand as part of their legal name trade name, or corporate name.

12.4            GCC and Third-Party Providers may not modify, alter, remove, cover, mutilate, deform or in any way change the Trademarks included in the Juan Valdez® Brand in terms of their colors, fonts, proportions, among others, that are stamped on the packaging of the Authorized Product or in the Marketing Material other than in accordance with this Agreement.

12.5            Except for the authorization under this Agreement, GCC acknowledges and understands that Procafecol is not granting them license, franchise, or assignment rights in the Juan Valdez® Brand. Therefore, as between the Parties, Procafecol will continue to be the exclusive owner or licensee of the Juan Valdez® Brand and GCC and Third-Party Providers do not acquire any right, title or interest in the Juan Valdez® Brand other than as provided in this Agreement.

12.6            Derivative Intellectual Property. Procafecol shall retain all right, title, and interest, including all Intellectual Property Rights, in and to all packaging designs, labels, logos, brand names, textual works, Marketing Materials, Modifications to Marketing Materials, as well as any GGC Prepared Materials, in connection with the promotion, advertising, or sale of the Authorized Products bearing or incorporating any of the Juan Valdez® Brands (collectively, “Derivative IP”). GCC hereby agrees to assign and does assign to Procafecol all rights, title, and interest in and to any Derivative IP created, used, or developed by GCC, its employees, subcontractors, agents, or affiliates in connection with the Authorized Products. GCC agrees to perform, during and after the term of this Agreement, all acts Procafecol deems reasonably necessary to perfect the full ownership of such rights by Procafecol.

12.7            Formulas and Recipes. During the Term of this Agreement, Procafecol shall be granted full access to any and all formulas and recipes related to the Authorized Products that GCC may develop, refine, utilize, or otherwise discover with or without Procafecol’s collaboration and/or input (the “Joint IP”).

(a)            Upon the creation or discovery of such Joint IP by GCC, Procafecol shall be provided with detailed information and documentation sufficient to understand and utilize such Joint IP.

(b)            The Parties hereby acknowledge and agree that they are joint owners (each a “Joint Owner”) of the Joint IP created by or for them in the course of their collaboration under this Agreement. Each party shall have an undivided equal interest in and to such Joint IP, without prejudice to the respective rights and obligations otherwise arising from their collaboration.

(c)            Each Joint Owner shall have the right to use, exploit, copy, distribute, perform, display, create derivative works from, and otherwise make use of the Joint IP (“Exploit”) without the obligation to account to the other Joint Owner for any proceeds resulting therefrom.

(d)            Each Joint Owner is hereby granted the independent authority to grant licenses or sublicenses to any third party under the Joint IP. Such licenses may be exclusive or non-exclusive, and may be granted with or without the obligation to render accounts, royalties, or other consideration to the other Joint Owner.

(e)            In dealing with the Joint IP, each Joint Owner shall have the right to act in all respects as if they were the sole owner of the Joint IP, irrespective of the undivided interest of the other Joint Owner. This includes but is not limited to the rights to modify the Joint IP, to combine it with other works, to bring proceedings for infringement, and to engage in any and all activities as would a sole owner of intellectual property.

(f)            While not required, each Joint Owner is encouraged to notify the other of any significant licensing arrangements or other commercial exploitation of the Joint IP, solely as a courtesy and in the spirit of mutual professional respect.

(g)            Nothing in this Agreement shall be construed to limit or otherwise impair the independent authority of each Joint Owner as articulated herein, nor shall any action undertaken by one Joint Owner in accordance with this Section be deemed to require the consent or approval of the other Joint Owner.

(h)            This Section 12.7 shall be incorporated into any agreement governing the creation or use of Joint IP and shall supersede any contradictory terms related to the rights of the Joint Owners. The parties agree to execute any additional documents necessary to give full effect to the terms of this Article.

12.8            Restrictions on Use of Joint IP. While this Agreement is in effect, each Joint Owner agrees not to use the Joint IP to produce, market, or sell any products that directly compete with the Authorized Products within the Authorized Territory or through the Authorized Channels. It is expressly understood that the Joint IP shall not be used by any Joint Owner to develop, manufacture, market, or distribute products that are similar to or compete with the Authorized Products within the Authorized Territory and through the Authorized Channels during the term of this Agreement. Each Joint Owner retains the right, however, to create, manufacture, market, distribute, or sell products using the Joint IP (“Competitive Products”) provided that such activities are conducted exclusively outside of the Authorized Territory and through channels other than the Authorized Channels (“Permitted Competitively Active Area”). For avoidance of doubt, such Competitive Products must not be distributed back into the Authorized Territory or through the Authorized Channels by any means, including but not limited to, third-party distributors or E-Commerce Platforms that may reach customers within the Authorized Territory. Each Joint Owner hereby acknowledges their understanding and agreement that this restriction is essential to maintain the commercial integrity and market value of the Authorized Products within the Authorized Territory and through the Authorized Channels. The Parties agree that any breach of this provision would cause irreparable harm to the market of the Authorized Products. This Section 12.8 shall be binding upon the Joint Owners, their affiliates, successors, and assigns, and shall be enforceable for the duration of the Agreement. Upon the expiration or earlier termination of the Agreement, the restrictions set forth in this Section 12.8 shall cease to have effect.

13.            TERM AND TERMINATION.

13.1            Term. Subject to the provisions hereof, the term of this Agreement shall commence on the Effective Date and shall be effective for a period of ten (10) years from the Effective Date, unless sooner terminated (the “Term”). GCC and Procafecol will discuss at least twelve (12) months prior to the end of the Term of this Agreement whether or not the Parties will extend the Term of this Agreement and, if they agree to so extend the Term, under what terms and conditions such extension will occur.

13.2            Right of renewal. In the event that the Parties do not otherwise agree to an extension of the Term under Section 13.1, but where (i) the aggregate Gross Sales of the twelve-month period ending on the close of the first Fiscal Quarter of the last year of the Term are equal to, or higher than, USD $150,000,000 and (ii) there are no actual events of default under this Agreement, GCC will be entitled to renew the Agreement for a successive ten-year period. The Parties acknowledge and agree that in the event of any such extension of the Term, the Minimum Sales Requirements shall be equal to or higher than the Minimum Sales Requirements for the initial Term. The term of this Agreement including any subsequent renewal period shall in no event exceed the term of the License Agreements.

13.3            Termination by GCC. GCC may, in addition to all other rights and remedies, terminate this Agreement for any reason upon prior written notice to Procafecol and subject to winding-down provisions set forth in Section 14 of this Agreement.

13.4            Termination by Procafecol. Upon the occurrence: of any one or more of the following events, in addition to all other rights and remedies, Procafecol, at its sole discretion, may elect to terminate this Agreement, effective upon delivery of written notice to GCC or following the cure period set forth herein and GCC has not cured any such default (as applicable):

(a)            GCC fails to pay any undisputed amounts due to Procafecol or any of its Affiliates (whether arising under this Agreement, any other Related Agreement or otherwise) and does not correct such failure within thirty (30) days after written notice of such failure is delivered to GCC;

(b)            GCC violates its obligations under Sections 15.1, 15.2 or 15.3 of this Agreement;

(c)            GCC conducts, directly or indirectly, any sale of Authorized Product outside the Authorized Territory or the Authorized Channels;

(d)            GCC fails to allocate and/or invest the Marketing Commitment;

(e)            GCC makes any material unauthorized use of the Juan Valdez® Brand, or fails to take reasonable action against any of its Affiliates, employees, representatives or contractors (including any Third-Party Provider) who engage in such conduct;

(f)            GCC or any Third-Party Provider or other contractor of GCC unreasonably interferes with any of the inspection or audit rights of Procafecol;

(g)            GCC manufactures or sells, directly or indirectly, any products that are not the Authorized Products that incorporate the Juan Valdez® Brand;

(h)            GCC receives three (3) or more valid Compliance Failure Notices under Section 3.7 and Section 6.6 within any period of twelve (12) consecutive months, or fails to take any action reasonably specified by Procafecol and required under this Agreement with respect to a Compliance Failure Notice within thirty (30) days after Procafecol delivers to GCC written demand to take such action;

(i)            GCC makes or attempts to make an unapproved transfer in violation of Section 24;

(j)            any other Related Agreement expires or is terminated for any reason as a result of a breach thereof by GCC;

(k)            GCC materially breaches any other provision of this Agreement, including any Minimum Requirements, and does not correct such breach in all material respects within thirty (30) days after written notice of such breach is delivered to GCC;

(l)            GCC becomes insolvent in the sense that its liabilities exceed its assets or by reason of GCC’s inability to pay its debts or admission of its inability to pay its debts; a final judgment is entered against GCC and remains unsatisfied or unbonded of record for ninety (90) days or longer; GCC makes an assignment for the benefit of creditors or takes similar measures; GCC files a voluntary petition in bankruptcy or a similar proceeding, files any pleading seeking any reorganization, liquidation or dissolution under any law, admits or fails to contest the material allegations of any such pleading filed against it, or is adjudicated bankrupt or insolvent; GCC has a receiver, trustee, liquidator or other person acting in a comparable capacity appointed for a substantial part of its assets; or the dissolution of GCC for any cause whatsoever.

(m)            GCC had engaged a Roaster of the Authorized Product without the prior written approval of Procafecol as required under the terms of this Agreement.

(n)            GCC has engaged a Broker or Distributor of the Authorized Product without the prior written approval of Procafecol as required under the terms of this Agreement.

(o)            GCC has omitted material information from any report issued by GCC under this Agreement.

(p)            GCC’s failure to meet the Minimum Sales Requirements for two (2) consecutive years.

(q)            GCC’s violation of Section 24 of this Agreement.

(r)            GCC knowingly uses coffee that is not 100% Colombian coffee procured by Federation in the manufacture of the Authorized Product.

13.5            Termination by Mutual Agreement. This Agreement may be terminated upon mutual written consent of the Parties immediately or at such other time as the Parties may agree in the written consent.

13.6            Termination for Legal Violations. This Agreement may be terminated by either Party if the performance or business of the Parties or their Affiliates in connection with this Agreement will violate any applicable laws or regulations upon written notice to the other Party.

14.            RIGHTS AND OBLIGATIONS UPON TERMINATION OR EXPIRATION OF THIS AGREEMENT.

14.1            Payment of Amounts GCC Owes. Within thirty (30) days after the effective date of termination, GCC shall pay to Procafecol and its Affiliates all Commissions, fees and other amounts owed to Procafecol or its Affiliates under any of the Related Agreements which are then unpaid (regardless of whether they are then due).

14.2            Trademarks and Procafecol Confidential Information. Except as expressly indicated herein, upon termination of this Agreement, all rights and authorizations granted hereunder shall automatically terminate. Within fifteen (15) days after the effective date of termination, GCC shall destroy, and shall ensure that each Third-Party Provider destroys, all materials bearing any Trademark and Proprietary Items then in its possession, other than assets to be sold pursuant to Section 14.4 below, and shall not thereafter use any such items for any purpose. Within fifteen (15) days after the effective date of termination of this Agreement, GCC shall return and/or deliver to Procafecol all materials incorporating any of the Procafecol Confidential Information. From and after the last day of the term of this Agreement, GCC shall not directly or indirectly at any time or in any manner identify itself as a current or former manufacturer, seller or distributor of the Products.

14.3            Survival. The provisions of Sections 12.7 and 23 will survive termination or expiration of this Agreement for any reason.

14.4            Effects of Termination. In the event this Agreement terminates for any reason, the following terms shall apply:

(a)            The Parties agree that, from the day of termination of the Agreement, for any reason, GCC shall cease acceptance of new orders of Authorized Products; however, for a period of one hundred and eighty (180) calendar days after termination, GCC shall be permitted to fulfill existing orders for Authorized Products under the terms of this Agreement and shall have a period of one hundred and eighty (180) calendar days following the date of termination of the Agreement to exhaust inventory of the Authorized Product manufactured in compliance with this Agreement (the “Exhaustion Period“). GCC shall pay the Commissions caused by the sales of the Authorized Product during the Exhaustion Period, under the terms of this Agreement.

(b)            Within five (5) Business Days following the expiration of the Exhaustion Period, GCC shall sell to Procafecol or destroy all units of Authorized Product, Marketing Materials, samples, packaging, labels, stationery, and any other printed or digital materials, items, or files containing the Juan Valdez® Brand in GCC’s and/or Third-Party Providers’ possession. Procafecol reserves the right to audit compliance with this obligation.

15.            NEGATIVE COVENANTS.

15.1            Non-Competition. GCC recognizes and understands that the dedication of efforts and resources for the positioning and penetration of the Authorized Product is an essential element and determining cause for the execution of this Agreement. Therefore, during the Term of this Agreement, GCC may not, by itself, or through any Person or Third-Party Provider, manufacture, market or sell in the Authorized Territory any branded roasted coffee that is 100% Colombian (other than the Authorized Products, white-label products, wholesale non-branded products and GCC’s existing products such as its Abira coffee products).

15.2            During the Term of this Agreement, GCC may not, by itself, or through any Person or Third-Party Provider, manufacture, market or sell in the Authorized Territory any roasted coffee from an origin other than Colombia, provided that, if the aggregate Gross Sales within a period of twelve consecutive months are equal to, or higher than, USD $90,000,000, this Section 15.2 shall no longer be in force.

15.3            Discontinuation of Current GCC Product. GCC acknowledges and agrees that it shall proceed with the discontinuation of the Current GCC Product within the Authorized Territory on or before six (6) months following the Effective Date.

15.4            No Compensation. GCC recognizes that any enhancement of the goodwill or customer base of the Authorized Products will be mainly attributable to the Juan Valdez® Brand and the other intellectual property owned by Procafecol and its Affiliates and that GCC has no right to compensation for such enhancement of goodwill or customer base.

16.            INDEPENDENCE OF THE PARTIES AND NON-REPRESENTATION.

The Parties shall execute this Agreement independently, by their own means, with their own organization and resources, and shall maintain their technical, financial and administrative autonomy for the execution of the obligations arising from this Agreement. None of the Parties shall be construed to be an agent of any other Party.

17.            NO EMPLOYMENT RELATIONSHIP.

Taking into account that the Parties will execute this Agreement independently, autonomously and at their own risk, the Parties are independent contractors, and there shall be no employment relationship between GCC, on the one hand, and Procafecol on the other hand, or with any Party or any Roaster, any Broker, nor any of the parent or controlling companies, Affiliates, subordinates, subsidiaries, related companies, employees, officers, agents, partners or shareholders of any of the Persons mentioned in this paragraph.

18.            GOVERNING LAW.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, excluding any conflict of law rules that would lead to the application of other substantive law.

19.            DISPUTE RESOLUTION.

19.1            Arbitration.

The Parties agree that any dispute arising under this Agreement that cannot be resolved amicably by informal efforts will be finally resolved by binding arbitration according to the applicable rules of the International Chamber of Commerce (the “ICC”). The arbitration will be conducted by a single arbitrator, chosen by mutual agreement of the Parties, who is knowledgeable regarding the subject matter of the dispute. If the Parties are unable to agree upon the selection of the arbitrator within ten (10) days following one Party’s request for arbitration, the arbitrator will be chosen by the ICC. The Parties agree that the arbitration shall be conducted in Miami, Florida. The arbitrator will have the authority to order discovery, but depositions, interrogatories and discovery will otherwise be limited as reasonably determined by the arbitrator. The arbitrator will base his or her decision solely on applicable law and will provide a written statement of all findings of fact and law. The arbitrator will have the authority to award monetary direct damages consistent with this Agreement, subject to applicable exclusions of remedies and limitations of liability set forth in this Agreement. The arbitrator may order injunctive relief to stop or prevent any breach. Notwithstanding any of the foregoing, in no event may any dispute regarding the ownership or validity of Procafecol’s owned or licensed Trademarks be submitted to arbitration. The Parties shall equally share the fees charged by the arbitrator and the ICC, but they shall otherwise bear their own expenses incurred in connection with conducting the arbitration and related discovery. Enforcement of the arbitrator’s judgment may be sought in any court of competent jurisdiction. Notwithstanding the foregoing, either party may seek interim measures of protection, including but not limited to interim injunctive relief, in accordance with Section 19.2.

19.2            Disputes Outside Arbitration.

Any dispute that the Parties are permitted to litigate in court pursuant to this agreement shall be brought in the courts located within New York County, New York, USA, and the Parties each hereby consent to the personal jurisdiction of such courts. The Parties agree not to challenge the jurisdiction of the foregoing courts, and waive any and all objections to such courts, including but not limited to objections based on improper venue or inconvenient forum.

20.            SEVERABILITY.

If any provision of this Agreement is held to be invalid or unenforceable, the meaning of such provision shall, to the extent possible, be construed so as to make the provision enforceable, and if no workable interpretation saves such provision, it shall be severed from the remainder of this Agreement, as appropriate. The remainder of the Agreement shall remain in full force and effect unless the severed provision is essential and material to the rights or benefits received by any Party.

21.            MISCELLANEOUS.

21.1            Each Party shall bear its own costs in connection with this Agreement.

21.2            This Agreement and its Annexes constitute the entire agreement between the Parties and supersede, supersedes and replaces any prior agreements, promises, proposals, representations, understandings and negotiations, written or otherwise, between the Parties relating to the purpose of this Agreement.

21.3            Amendment. This Agreement may be amended or modified only by a written instrument signed by authorized representatives of the Parties. The Parties acknowledge and agree that the rights granted herein by Procafecol are being granted pursuant to the License Agreements. Procafecol has the obligation to ensure that this Agreement reflects at all times the current terms and conditions under the License Agreements. As such, Procafecol shall inform GCC of any changes to the License Agreements that may affect any provision of this Agreement and requires an amendment to this Agreement. The Parties shall in good faith discuss any such amendments and shall enter into an amendment to this Agreement to reflect any such changes, provided, however, that GCC shall not be required to enter into any amendment and shall reserve all its rights hereunder to the extent that it would be reasonably foreseeable that the amendment would have a material adverse impact on the rights of GCC under this Agreement, any requirement to the contrary constituting a wrongful termination under this Agreement with GCC entitled to all rights and specified damages as a result thereof.

21.4            Each duplicate shall constitute an original of this Agreement, but together such counterparts shall constitute a single document.

21.5            This Agreement shall enter into force on the Effective Date, by which date it shall be executed by all Parties. Until all Parties have signed the Agreement, this Agreement shall have no effect and no Party shall have any rights or obligations hereunder (whether under any other oral or written agreement or other communication).

21.6            The exchange of a fully executed Agreement (in duplicate or otherwise) by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

22.            FORCE MAJEURE.

22.1            In the event of the occurrence of an event that causes any failure or delay in rendering performance hereunder, which failure or delay does not involve the fault or negligence of the Party whose performance is affected, and which arises out of any event that is outside the reasonable control of the affected Party, including acts of God, acts of war, revolution, riots, civil commotion, acts of a public enemy, fire, earthquakes, floods or other similar natural disasters, economic sanctions, epidemics, pandemics, or other similar events (a “Force Majeure Event”), the affected Party shall notify the other Parties promptly and in writing.

22.2            If the Force Majeure Event cannot reasonably be circumvented by the affected Party through the use of alternate sources, work-around plans, or other means, then such Party shall be excused from any further performance of the obligation(s) so affected for as long as such circumstances prevail and such Party continues to use its reasonable efforts to recommence performance or observance whenever and to whatever extent possible without delay.

23.            CONFIDENTIALITY.

23.1            Except as expressly and unambiguously allowed herein, the Recipient will not use or disclose the Confidential Information disclosed to it by the Discloser except as expressly permitted herein and will hold in confidence the Confidential Information of the Discloser using the same degree of care as it holds its own Confidential or proprietary information, but no less than a reasonable degree of care.

23.2            Confidential Information shall not include information that: (a) is previously rightfully known to the Recipient without restriction on disclosure, (b) hereafter becomes known to the general public, through no act or omission on the part of the Recipient, (c) is disclosed to the Recipient by a third party without breach of any separate nondisclosure obligation, or (d) is independently developed by the Recipient without reliance on the Confidential Information of the Discloser.

23.3            Upon the expiration or termination of this Agreement, except as necessary to effectuate surviving obligations, all of the Confidential Information of the Discloser (including any copies or digests thereof) will be returned to the Discloser, or, at the option of the Discloser, destroyed, and the Recipient will make no further use of such materials.

23.4            If required by law, regulation or order of any government, government agency or court, the Recipient may disclose Confidential Information of the Discloser, but will give adequate prior notice of such disclosure to the Discloser to permit the Discloser to intervene and to request protective orders or other confidential treatment therefor, and will limit disclosure to only that information which it required to disclose.

23.5            The parties acknowledge that money damages will not be an adequate remedy if this Section 23 is breached; either party may, in addition to any other legal or equitable remedies, seek an injunction or other equitable relief against such breach without the necessity of posting any bond or surety.

23.6            Procafecol may from time to time and as in its opinion may be necessary, furnish GCC with such Confidential Information and know-how as is reasonably sufficient to enable GCC to market the Authorized Products in the Authorized Territory. GCC shall cause its employees, servants and agents during and after the termination of this Agreement and at all times to keep confidential the terms of this Agreement and all Confidential Information concerning the Authorized Products furnished by Procafecol.

23.7            Neither Party nor any officer or employee of either Party shall make any statement or otherwise engage in activities that would be disparaging as to the Authorized Products or the other Party. For purposes of the foregoing, disparaging includes without limitation statements that reflects negatively on a Party or the Authorized Products, including any statement that disparages, damages, dilutes, tarnishes or reflects adversely on or injures in any way the other Party, the Juan Valdez® Brand or the Authorized Products.

23.8            No Party may use or disclose the foregoing information unless the Recipient is authorized in writing by the other Party and shall be liable in particular for its employees, directors, advisors, shareholders and in general any of the persons to whom it has provided the information related to this Agreement. This confidentiality agreement will not be violated if any information is disclosed to a Roaster or Broker, bankers, investors, legal counsel, accountants, existing or prospective or other Persons working with or to be engaged by any of the Parties (“Permitted Disclosees”) provided that such Permitted Disclosees are or are expected to be under obligations of confidentiality regarding the terms and conditions of this Agreement.

23.9            Public Announcements. Neither Party nor any of its Affiliates or Representatives shall (orally or in writing) publicly disclose, issue any press release or make any other public statement, or otherwise communicate with the media, concerning the existence of this Agreement or the subject matter hereof, without the prior written approval of the other Party (which shall not be unreasonably withheld, conditioned or delayed), except if and to the extent that such Party (based on the reasonable advice of counsel) is required to make any public disclosure or filing ("Required Disclosure") regarding the subject matter of this Agreement (i) by applicable Law, (ii) pursuant to any rules or regulations of any securities exchange of which the securities of such Party or any of its Affiliates are listed or traded, or (iii) in connection with enforcing its rights under this Agreement. In no case will any announcement be considered to be a “public announcement” under this Section if the Disclosee is under obligations of confidentiality regarding the terms and conditions of this Agreement.

24.            ASSIGNMENT AND SUBCONTRACTING.

Other than the procedures required by Section 8, nothing in this Agreement will restrict Procafecol from assigning or transferring any Juan Valdez® Brand to any Person; provided that under no circumstances shall a transfer of any Juan Valdez® Brand have an effect on the rights granted to GCC under this Agreement, and the Juan Valdez® Brand will remain subject to this Agreement. GCC may not assign or transfer its rights or obligations to any Person without the prior written consent of Procafecol; provided, however, that GCC may assign this Agreement without their consent to (i) any of its Affiliates or (ii) a third party in connection with a sale of all or substantially all of the business of GCC, whether by sale of assets, sale of stock, merger or otherwise.

25.            INSURANCE

The following list are minimum requirements of Procafecol and shall not be construed as either a limitation on GCC’s obligation to defend, indemnify and hold Procafecol harmless from the risks arising from the performance of this Agreement or on GCC’s right to obtain additional coverage and higher liability limits as GCC deems necessary. GCC shall maintain, at all times during the Term, insurance in the forms and amounts consistent with US market standards, including but not limited to:

(a)  Commercial general liability insurance (including products liability and contractual liability coverage).

(b) For recalls, if GCC’s general liability insurance coverage limits are not sufficient to meet Procafecol’s needs, GCC may seek additional umbrella coverage at GCC’s cost.

Such insurance must (i) be maintained with internationally well-known insurers, and (ii) be in the name of GCC. GCC will evaluate with insurers the inclusion of Procafecol and its Affiliates as an additional insured under the commercial general and umbrella/excess liability policies.

GCC will maintain coverages and policy limits at least for the term of this Agreement (including any subsequent renewal periods). GCC shall deliver to Procafecol upon the execution of this Agreement and annually thereafter a certificate of insurance for such coverage. The failure of GCC to provide such certificates to Procafecol shall not be deemed a waiver by Procafecol of GCC’s insurance requirements.

26.            ANTI-CORRUPTION.

Each Party represents and warrants that it is aware of, understands and has complied and will comply with, all applicable U.S. and foreign anti-corruption laws, including without limitation, the U.S. Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act ( S.C. 1998, c. 34), the Quebec Anti-Corruption Act, and the provisions related to bribery in the Canadian Criminal Code, the Colombian Law 2195 of 2022 and similarly applicable anti-corruption and anti-bribery laws (“Anti-Corruption Laws”). Each Party agrees that no one acting on its behalf will give, offer, agree or promise to give, or authorize the giving directly or indirectly, of any money or other thing of value, including travel, entertainment, or gifts, to anyone as an unlawful inducement or reward for favorable action or forbearance from action or the exercise of unlawful influence (a) to any governmental official or employee (including employees of government-owned and government-controlled corporations or agencies or public international organizations), (b) to any political party, official of a political party, or candidate, (c) to an intermediary for payment to any of the foregoing, or (d) to any other Person or entity in a corrupt or improper effort to obtain or retain business or any commercial advantage, such as receiving a permit or license, or directing business to any Person. Improper payments, provisions, bribes, kickbacks, influence payments, or other unlawful provisions to any Person are prohibited under this Agreement. GCC shall agree with each Third-Party Provider that they comply with substantially similar anti-corruption obligations.

27.            DRUG TRAFFICKING OR MONEY LAUNDERING.

Each Party represents and warrants that it has not or has been involved in any activity prohibited or qualified by law as criminal. Either Party may unilaterally terminate this Agreement at any time, without prior notice, and without recognition of any form of indemnity or compensation, in the event that the other Party becomes: (i) convicted by competent authorities of drug trafficking crimes, terrorism, kidnapping, money laundering and/or related matters or (ii) included in money laundering control lists administered by any domestic or foreign authority including, without limitation, the Office of Foreign Assets Control of the United States Department of the Treasury and the United Nations.

28.            NOTIFICATIONS.

Any notice, communication, delivery, request or request between the Parties in connection with this Agreement (the “Notice”) shall be in writing and addressed to the following addresses:

If to Procafecol: Attn.: Pedro Antonio García Moncayo Position: Legal Representative Address: Calle 73 No. 8 - 13 Torre A Piso 3 Phone: 3269222 Email: servicios.administrativos@juanvaldezcafe.com to GCC: Atn.: Boris Wüllner Garces Position: Legal Representative Address: Cl. 7 Sur #42 - 70, El Poblado, Medellín, Piso 24 Telephone: +573174404580 Email: boris.w@gcc-coffee.com

Notices by courier or registered mail shall be deemed to have been received on the Business Day following delivery.

E-mail Notifications will be deemed to have been made when: (i) the sender receives the confirmation that the e-mail has been read, if it has been sent with that option, (ii) when the recipient confirms via e-mail the receipt of the communication, or (iii) five (5) Business Days after it was sent.

Any change to these addresses must be notified in writing to the other Party.

(Remainder of page intentionally left blank, signature pages follow)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth on the first page hereof.

GCC COFFEE COMPANY HOLDINGS, LLC

Signed:	/s/ Boris Wüllner Garces
Print Name:	Boris Wüllner Garces
Title:	Authorized Signatory

PROCAFECOL S.A.

Signed:	/s/ Pedro Antonio Garcia Moncayo
Print Name:	Pedro Antonio Garcia Moncayo
Title:	Authorized Signatory

The Company agrees to furnish supplementally a copy of any omitted Annex

ANNEX A

SUPPLY AGREEMENT

ANNEX B

RETAIL CUSTOMERS

ANNEX C

E-COMMERCE PLATFORMS

ANNEX D

INSTITUTIONAL CUSTOMERS

ANNEX E

AUTHORIZED PRODUCTS

ANNEX F

BROKERS’ REQUIREMENTS

ANNEX G

DISTRIBUTORS’ REQUIREMENTS

ANNEX H

JUAN VALDEZ® BRANDS

Annex i

brand manual

annex j

roasters’ requirements

Annex K

Minimum Sales Requirements